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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934


                            Abrams Industries, Inc.
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                               (Name of Issuer)


                         Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)


                                 003788 10 6
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                                (CUSIP Number)

                               Bernard W. Abrams
                                P.O. Box 53407
                            Atlanta, GA 30355-1407
                                (770) 953-0304
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 20, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 5.

                                  Page 1 of 6
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 003788 10 6                                    Page 2 of 6 Pages
            -----------                                         -    -
-----------------------                                  ---------------------

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 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bernard W. Abrams
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      NONE (GIFT)
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                     7    SOLE VOTING POWER

     NUMBER OF
                          None.
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             None.
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          None.
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          None.
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      None.
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
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Item 1.   Security and Issuer.

     This statement is being filed by Bernard W. Abrams and relates to shares of the common stock, par value $1.00 per share, designated as Common Stock (the "Common Stock") of Abrams Industries, Inc. (the "Issuer").

     The Issuer's principal executive offices are located at 1945 The Exchange, Suite 300, Atlanta, Georgia 30339.

Item 2.   Identity and Background.

     The business address of Bernard W. Abrams is P. O. Box 53407, Atlanta, GA 30355-1407. Mr. Abrams is presently retired but serves as a consulting employee of the Issuer and a private investor. Mr. Abrams is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     On May 18, 1999, Bernard W. Abrams contributed 606,086 shares of Common Stock to Kandu Partners, L.P. ("Kandu Partners") in exchange for a 99% limited partnership interest therein. On that same date, Mr. Abrams also contributed 6,122 shares of Common Stock to Kandu Management Corp. ("Kandu Management"), the sole general partner of Kandu Partners, in exchange for all Kandu Management's outstanding common stock. These shares had previously been held by Mr. Abrams since prior to the time that the Issuer had become subject to the Securities Exchange Act of 1934, as amended, as a reporting company. On May 19, 1999, Kandu Management contributed 6,122 shares of Common Stock to Kandu Partners in exchange for a 1% general partnership interest in Kandu Partners. On
January 20, 2000, Mr. Abrams transferred by gift one-third of the voting stock of Kandu Management to each of his three children and Mr. Abrams resigned as a director of Kandu Management, thus transferring beneficial ownership of 612,208 shares of the Issuer (the "Shares") to each of his children.

Item 4.   Purpose of Transaction.

     Mr. Abrams disposed of his beneficial ownership over the Shares through the transactions described in Item 3. These transactions were completed for estate planning purposes and to facilitate future investment management. Mr. Abrams does not have any plans or proposals which relate to or would result in any of the following events:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board, except that on January 21, 2000, Mr. Abrams resigned as a director of the Issuer.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a)  See Boxes 11 and 13 of page 2 and Items 3 and 4.

     (b)  See Boxes 7, 8, 9, and 10 of page 2.

     (c)  See Items 3 and 4.

     (d)  Not applicable.

     (e)  Not applicable.

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Item 6.   Contracts, Arrangements, Understandings, or Relationship with Respect to Securities of the Issuer.

     None.

Item 7.   Material to Be Filed as Exhibits.

     None.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   January 21, 2000
                             ----------------------------
                                       (Date)


                                 /s/ Bernard W. Abrams
                             ----------------------------
                                 Bernard W. Abrams